Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2016

Entity Name	Jurisdiction of Formation
Corpus Christi Liquefaction, LLC	Delaware
Cheniere Corpus Christi Pipeline, L.P.	Delaware
Corpus Christi Pipeline GP, LLC	Delaware